

July 8, 2010

Mr. Michael V. Shustek
Chief Executive Officer
Vestin Realty Mortgage I, Inc.
6149 South Rainbow Blvd.
Las Vegas, NV 89118

      RE: **Vestin Realty Mortgage I, Inc.**
               Form 10-K for the period ended December 31, 2009
               Filed March 19, 2010
               File No. 0-51964

Dear Mr. Shustek:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Kristi Marrone
                        Staff Accountant